Exhibit 99.1

Itamar Medical Investor Presentation April 2019

Disclaimer Itamar Medical Ltd . (the " Company ") is furnishing this presentation and any information given during this presentation, solely for the consideration of eligible investors who have the knowledge and experience in financial and business matters and the capability to conduct their own due diligence investigation in connection with the investment outlined herein . Prospective investors are urged to conduct an independent evaluation of the Company . This presentation does not constitute an offer or a solicitation to participate in any investment in the Company . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities of the Company in the United States or Israel . The offering of the Company’s securities (including all underlying securities thereof) has not been, nor will it be, registered under the United States Securities Act of 1933 , as amended (the “ 1933 Act”), any state securities laws, or Israeli securities laws and such securities may not be offered or sold within the United States, or to, or for the account or benefit of, U . S . persons, except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the U . S . registration requirements . The statements in this presentation should not be regarded as a basis for an investment decision of any kind, or as recommendation or opinion, or a substitute for investor discretion . Forward Looking Statements This presentation contains forward - looking statements within the meaning of the "safe harbor" provisions of applicable securities laws . Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward - looking in nature and not historical facts . For example, when we discuss growing appreciation within the cardiology community of the role of WatchPAT , we are using forward - looking statements . Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward - looking statements, could differ materially from the Company's current expectations . Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the Israel Securities Authority and the U . S . Securities and Exchange Commission . Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . The United States and Israeli securities laws prohibit any person who has material non - public information about a company (" Inside Information "), from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities . Statements in this presentation and in any information given during this presentation might be considered as Inside Information, in accordance with the Securities Law . Therefore, any person aware of this presentation or of any information given during this presentation, may neither use, nor cause any third party to use, any Inside Information or any other information provided in connection with the presentation, in contravention of the Securities Law or any such rules and regulations thereunder . The Company, and its respective affiliates, employees and representatives expressly disclaim any and all liability relating to or resulting from the use of this presentation or any information given during this presentation or such other information by a prospective investor or any of its affiliates or representatives . * The contents of any website or hyperlinks mentioned in this presentation are for informational purposes and the contents thereof are not part of this presentation . 2

Itamar Medical Mission World Leader in Sleep Apnea Management Solutions for the Cardiology Market www.itamar - medical.com www.cardiosleepsolutions.com 3

Flagship product: WatchPAT ® is a fast growing home sleep apnea test (“HSAT”) Sleep Apnea market growing at record rates propelled by cardiology, obesity and stress Increasing traction among cardiologists supported by new guidelines and direct US sales force Quarter over quarter revenue growth Multiple regulatory approvals (FDA, CE, MHLW), broad insurance coverage Experienced management team and board members with proven succ ess Leader in Diagnostics of Sleep Apnea to the Cardio Space 4

x 25 % of adults worldwide suffer from sleep apnea 1 x About 80 % in the US alone are undiagnosed 2 x The diagnostic and treatment market is valued at $ 3.5 billion 3  The Market x ~50% of patients suffer from sleep apnea x ~80% or more remain undiagnosed 5 The Sleep Market The Cardiology Market Sources: 1 ) American Academy of Sleep Medicine, Peppard, et al., American Journal of Epidemiology (2013) 2 ) Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 3 ) Fisher & Paykel, FY 2016 Half Year results Presentation ( Dx & Tx ) 4 ) Heart Disease and Stroke Statistics 2017 At - a - Glance 5 ) Sleep Apnea and Cardiovascular Disease, JACC Vol. 52 , No. 8 , 2008 , August 19 , 2008:686 – 717 92 million cardiovascular patients in the United States 4 5

Sleep Apnea - A Significant Comorbidity to Most Cardiac Disease Source: Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 83% 76% 72% 63% 59% 58% 57% 49% Drug resistant hypertension Congestive heart failure Type 2 Diabetes Stroke Pacemakers Arrhythmias Coronary heart disease Atrial fibrillation OSA Comorbidity 6

Trends Propelling the Market Source: Sleep Apnea Types, Mechanisms, and Clinical Cardiovascular Consequences, Javaheri,et al, JACC VOL. 69, NO. 7, 2017 841 - 58 7

Increased Risks of Leaving Sleep Apnea Untreated Sources: 1) Sleep Apnea and Incident Stroke, Redline et al, The Sleep Heart Health Study. American Journal of Respiratory and Critical Care Medicine Vol 182 2010 ; 2) Obstructive Sleep Apnea and the Risk of Sudden Cardiac Death Gami et al, J Am Coll Cardiol 2013: 3) Young et al, J Sleep 2008; 4) Effect of Obstructive Sleep Apnea Treatment on Atrial Fibrillation Recurrence Shukla, Chinitz JACC Clinical Electrophysiology Vol 1 ,No 1 - 2 , 2015 Increased risk of stroke 1 2 x Increased risk of recurrence of atrial fibrillation following ablation 4 42% Risk of death from cardiovascular disease 3 5 x Risk of death from sudden cardiac arrest 2 2 x 8

The American Academy of Sleep Medicine Officially Adopts Itamar Medical’s Technology for the Diagnosis of Sleep Apnea The leading U.S. medical organization for the treatment of sleep disorders began officially recognizing the PAT technology in its guidelines for clinical practice in 2017 Source: J Clin Sleep Med. 2017 Mar 15; 13(3): 479 – 504 9

WatchPAT - Simple, Accurate, Reliable The traditional way: Cumbersome sleep labs A comprehensive HSAT utilizing proprietary PAT and other signals to calculate True Sleep Time and Complete Sleep Architecture to accurately and reliably diagnose both obstructive and central sleep apnea 10

WatchPAT 300 - The Next Generation WatchPAT » Actigraphy » Body Position » Snoring » Chest Motion » PAT® Signal » Oximetry » Heart Rate A New Design • 25 % reduced weight for patient comfort • More comfortable wrist strap • Detachable design for easier cleaning One Stop Preparation • 92 % faster download time ( 3 min to 15 sec) • Improved workflow with new disposable battery • Compatible with both disposable and rechargeable standard AAA batteries 11

Strategy Implementation - a Unique Comprehensive Solution that Enables Diagnosis and Treatment Itamar provides cardiologists with a comprehensive sleep solution, combining diagnostics and therapy Total Sleep Solution™ Screening Diagnosing Treatment Reporting 12

WatchPAT: Integrated Platform To Diagnose and Treat Sleep Apnea Screening Diagnosing Treatment Reporting Treatment • Access to DMEs Networks for CPAP • Compliance Programs • PAMs Distribution Diagnosis with WatchPAT • IDTF • WatchPAT Direct • Interpretation through CouldPAT collaboration with Sleep Physician Systematic Screening with Questionnaire • Patient awareness kits • Waiting room video • Waiting room posters • Informative brochure Patient Compliance Reporting • Waiting list • WatchPAT • Test result • CPAP • Patient CPAP compliance rate • Sleep Apnea prevalence rate A One - Stop Sleep Apnea Solution for Cardiologists 13

Sleep Monitoring Platform - SleePath Integrated Sleep Apnea Patient Care Pathway for Cardic Patients • CloudPAT is a HIPPA - compliant cloud - based IT solution for convenient sleep diagnosis and secure patient data transfers that streamlines user workflow through online access for sleep report interpretation. • SleePATh is a dashboard that enables the physician to track their patient’s sleep apnea management pathway 14

Multiple Business Models for Different Needs Therapeutic SleePath, CPAP and PAMS Services WatchPAT Direct Total Sleep Solutions Capital Sales WatchPAT TaaS Test as a Service 15

WatchPAT Direct Program – Streamlining the HSAT Study scheduled with the patient Kit preparation Shipping & handling 24 / 7 Patient Support Center Home Sleep Test Scoring & Reporting A Customizable Workflow to Enlarge the HSAT Coverage 16

Making “Total Sleep Solution” available to cardiologists Adding additional business model of Test as a Service (“TaaS”) Cardiology centered marketing and sales Adoption of PAT based technology by the Organization of Sleep Specialists Maximizing Value at a Fast Growing Market 17

Revenue Growth Non IFRS Operating Loss 18

Total and US Revenue


Quarterly Revenue ($MM)
$7.0M
$6.0M
$5.0M
$4.0M
$3.0M
$2.0M
$1.0M
-
$2.6M
$4.3M
$3.4M
$5.1M
$3.8M
$5.3M
$4.0M
$6.0M
+23%*
$3.2M
+30%*
$5.5M
+23%*
$4.2M
+20%*
$6.1M
+24%*
$4.9M
+15%*
$6.1M
+10%*
$4.4M
+10%*
$6.6M
Q1/17
Q2/17
Q3/17
Q4/17
Q1/18
Q2/18
Q3/18
Q4/18
US and Canada WP Revenue & CPAP Revenue
Total Revenue

WatchPAT™ Revenues Increased by 24% to $22.4M FY 2018 vs. FY 2017 and 19% in Q4 to $6.0M

	December 31st, 2017A	December 31st, 2018A	December 31st , 2019E***
# of US Territories	16**	19**	27***

* Q over PY Q
** Including two verticals – Kaiser and Dental
*** This represents forward looking statements as set forth in Slide 2 above.

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Operating Loss – Non IFRS* - $0.5M $1.0M $1.5M $2.0M $2.5M $ 2.2 M $ 1.7 M $ 1.5 M $ 1.5 M $ 1.4 M $ 1.0 M $ 0.7 M $ 0.5 M $ 0.5 M $ 0.4 M $ 0.3 M $ 0.2 M * For IFRS operating loss and reconciliation between IFRS and Non - IFRS operating loss, see Slides 24 & 25 , respectively. 20

Thank You ! 21

Simplicity of Pulse Oximetry the Accuracy of PSG

PARAMETERS ↑			
8+ parameters **+ sleep stages, + true sleep time**	Lab PSG 	Home PSG	**WatchPAT** Completion rate 99% vs 82%* Misdiagnosis 3% vs 19%** Central Apnea DX
4-5 parameters AHI, RDI, snoring, position		Cardio Pulmonary Systems	
1-2 parameters saturation motion			Pulse Oximetry

SIMPLICITY / COMFORT →







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* "US and European Sleep Disorder Diagnostic Devices Market", Frost & Sullivan ; M9AC-54 February 2014
** "Comparison of Apnea Hypopnea Index (AHI) Using Recording Time vs. Sleep Time"; Schutte-Rodin; SLEEP Volume 37, 2014

- On Nov 1 st 2018 , CMS (Centers for Medicare & Medicaid Services) announced “ 2019 Fee Schedule for Home Sleep Apnea Testing Devices” • PAT - based HSAT devices with sleep time (WatchPAT is the only HSAT using PAT technology and true sleep time) has Global reimbursement rate 23 % higher than devices with no sleep time CMS 2019 Fee Schedule - Fact Sheet 23

Quarterly Operating Loss - IFRS


$3.5M
$2.1M
$2.0M
$2.4M
$2.2M
$1.5M
$1.3M
$0.9M
$0.9M
$0.9M
$0.8M
$0.5M
$3.5M
$3.0M
$2.5M
$2.0M
$1.5M
$1.0M
$0.5M
-
Q1/16
Q2/16
Q3/16
Q4/16
Q1/17
Q2/17
Q3/17
Q4/17
Q1/18
Q2/18
Q3/18
Q4/18

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Use of Non-IFRS Measures & Reconciliation of IFRS to Non-IFRS Operating Loss

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this presentation contains Non-IFRS financial measures for operating loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower.

Management believes that the Non-IFRS financial measures provided in this presentation are useful to investors' understanding and assessment of the Company's performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company's business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table below,

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
IFRS Operating Loss	**$3.5M**	**$2.1M**	**$2.0M**	**$2.4M**	**$2.2M**	**$1.5M**	**$1.3M**	**$0.9M**	**$0.9M**	**$0.9M**	**$0.8M**	**$0.5M**
Share-based payment	$0.8M	$0.3M	$0.4M	$0.3M	$0.5M	$0.3M	$0.4M	$0.2M	$0.3M	$0.3M	$0.3M	$0.2M
Depreciation and amortization	$0.1M	$0.1M	$0.1M	$0.2M	$0.1M	$0.1M	$0.1M	$0.2M	$0.1M	$0.1M	$0.1M	$0.1M
Change in provision for doubtful and bad debt	$0.4M	-	-	$0.4M	-	-	$0.1M	-	-	$0.1M	$0.1M	-
Expenses relating to reduction of manpower	-	-	-	-	$0.2M	$0.1M	-	-	-	-	-	-
Non-IFRS Operating Loss	**$2.2M**	**$1.7M**	**$1.5M**	**$1.5M**	**$1.4M**	**$1.0M**	**$0.7M**	**$0.5M**	**$0.5M**	**$0.4M**	**$0.3M**	**$0.2M**

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